                                                                    EXHIBIT 8(b)

              [On Luse Gorman Pomerenk & Schick, P.C. Letterhead]

June 16, 2005

Board of Directors
NCRIC Group, Inc.
1115 30th Street, N.W.
Washington, DC 20007

      RE: CERTAIN FEDERAL TAX CONSEQUENCES OF THE ACQUISITION OF
          NCRIC GROUP, INC. BY PROASSURANCE CORPORATION

Dear Sir or Madam:

      You have requested an opinion as to the federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger by and between ProAssurance Corporation, a Delaware corporation ("PRA"), NCP Merger Corporation, a Delaware corporation and wholly-owned subsidiary of PRA ("NEWCO"), and NCRIC Group, Inc., a Delaware corporation ("NCRIC") (the Agreement and Plan of Merger shall be referred to as the "Merger Agreement"):
(i) the organization by PRA of NEWCO, and (ii) the merger of NCRIC into NEWCO, with NEWCO as the surviving entity (the "Merger"), whereby each of the issued and outstanding shares of NCRIC common stock will automatically be converted into the right to receive shares of PRA common stock based on an exchange ratio set forth in the Merger Agreement. This letter does not address the state and local tax consequences of the transactions. The terms used but not defined herein, whether capitalized or not, shall have the same meaning as in the Merger Agreement.

      For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of
(i) the Merger Agreement, and (ii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consent of PRA and the consent of NCRIC upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).

      In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

Board of Directors
NCRIC Group, Inc.
June 16, 2005
Page 2

have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

      Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material federal income tax consequences of the transaction.

                                    OPINION

      Based solely upon the foregoing representations and information and assuming the transactions occur in accordance with the Merger Agreement (and taking into consideration the limitations at the end of this opinion), it is our opinion and we expect that under current federal income tax law:

      1. The Merger, when consummated in accordance with the terms hereof, will constitute a reorganization within the meaning of Section 368(a) of the Code, and each of PRA, NEWCO and NCRIC will be a "party to the reorganization" within the meaning of Section 368(b) of the Code;

      2. For federal income tax purposes, no gain or loss will be recognized by NCRIC, PRA, or NEWCO as a result of the Merger;

      3. The exchange of NCRIC common stock to the extent exchanged for PRA common stock will not give rise to the recognition of gain or loss for federal income tax purposes to the stockholders of NCRIC;

      4. The basis of the PRA common stock to be received by a NCRIC stockholder will be the same as the basis of NCRIC common stock surrendered pursuant to the Merger in exchange therefor;

      5. The receipt of cash by a holder of NCRIC common stock in lieu of a fractional share interest in PRA common stock will be treated for federal income tax purposes as if the holder of NCRIC common stock received the fractional share of PRA common stock pursuant to the merger, and then exchanged the fractional share interest for cash in redemption by PRA of such fractional share. As a result, a holder of NCRIC common stock will recognize short or long term capital gain or loss equal to the difference between the amount of cash received and the stockholder's basis in the fractional share interest in PRA common stock; and

      6. The holding period of the shares of PRA common stock to be received by a stockholder of NCRIC will include the period during which the stockholder held the shares of NCRIC common stock surrendered in exchange therefor, provided the NCRIC common stock surrendered is held as a capital asset at the Effective Time of the Merger.

LUSE GORMAN POMERENK & SCHICK
 A PROFESSIONAL CORPORATION

Board of Directors
NCRIC Group, Inc.
June 16, 2005
Page 3

      This opinion does not address the federal income tax consequences to certain holders of NCRIC common stock who may be subject to special tax treatment. This opinion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, and the interpretation of the Code and such Treasury Regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion. No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

      We consent to the reference to this opinion in the Proxy Statement and to the inclusion of this opinion as an exhibit to S-4 Registration Statement.

                                         Sincerely,

                                         /s/ LUSE GORMAN POMERENK & SCHICK, P.C.

                                         LUSE GORMAN POMERENK & SCHICK, P.C.
                                         A Professional Corporation